STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.



WITNESS my hand and the official seal of the Department of State, at the City of Albany, on February 1, 2008.

Paul LaPointe

Paul LaPointe
Special Deputy Secretary of State

Rev. 06/07



080131000699

CSC 45
DRAW DOWN

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
Albany, NY 12231
www.dos.state.ny.us

CERTIFICATE OF PUBLICATION
OF

DOTSPORT LLC
(Name of Domestic Limited Liability Company)

Under Section 206 of the Limited Liability Company Law

The undersigned is the Member
(Title)*

of DOTSPORT LLC
(Name of Domestic Limited Liability Company)

If the name of the limited liability company has changed, the name under which it was organized is: ______

The articles of organization were filed by the Department of State on: 10/9/2007

The published notices described in the annexed affidavits of publication contain all of the information required by Section 206 of the Limited Liability Company Law.

The newspapers described in such affidavits of publication satisfy the requirements set forth in the Limited Liability Company Law and the designation made by the county clerk.

I certify the foregoing statements to be true under penalties of perjury.

January 30, 2008
(Date)

[signature]
(Signature)

Cherian Mathai
(Type or Print Name)

* This certificate must be signed by a member, manager, authorized person or attorney-in-fact. If the certificate is signed by an attorney-in-fact, include the name and title of the person for whom the attorney-in-fact is acting. (Example, John Smith, attorney-in-fact for Robert Johnson, member.)

DOS-1708 (Rev. 04/07)

Affidavit of Publication
Under Section 206 of the
Limited Liability Company Law

State of New York
County of New York, ss.:

The undersigned is the Publisher of the NEW
YORK LAW JOURNAL, a Daily
Newspaper published in New York, New
York. A notice regarding dotsport LLC was
published in said newspaper once in each
week for six successive weeks, commencing
on 12/07/07 and ending on 01/11/08. The
Text of the Notice as published in said
newspaper is as set forth below. This
newspaper has been designated by the Clerk
of New York County for this purpose.

NOTICE OF FORMATION of dotsport
LLC. Arts. of Org. filed with Secy. of
State of NY (SSNY) on 10/9/07. Office
location: NY County. SSNY designated
as agent of LLC upon whom process
against it may be served. SSNY shall
mail process to: Schnader Harrison
Segal & Lewis LLP, 140 Broadway,
31st Fl., NY, NY 10005, Attn: Michael
Moriarty, Esq. Purpose: any lawful
activity.
927874 d7-F j11

George Dillehay, Publisher



By: Jennifer Hannafey, Authorized Designee of the
Publisher

SWORN TO BEFORE ME, this 11th day of January,
2008



Notary / Cynthia Byrd

Cynthia Byrd
Notary Public, State of New York
No. 01BY6056945
Qualified in Kings County
Commission Expires April 09, 2011